VIA EDGAR AND FACSIMILE

May 24, 2007

Mr. William Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Foot Locker, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2007
Commission File No. 1-10299

Dear Mr. Thompson:

     Please find our responses below to the comment letter dated May 8, 2007 relating to the Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (“2006 Form 10-K”) of Foot Locker, Inc. (the “Company”). To assist your review, we have retyped the text of the Staff’s comments below.

Debt Capitalization and Equity, page 15

1.	We note your disclosure of “total net debt,” “net debt capitalization percent” and shareholders’ equity on page 16. These measures appear to represent non-GAAP liquidity measures. As such, please identify these measures as non-GAAP financial measures and disclose the reasons why the presentation provides useful information to investors regarding your financial condition and liquidity. Also, to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP measures. In addition, please revise so that the titles of the measures are not confusingly similar to titles used for GAAP purposes.

Foot Locker, Inc. 112 West 34th Street New York NY 10120 Tel. 212.720.3700

May 24, 2007

Response
We agree that “total net debt” and “net debt capitalization percent” measures should be considered non-GAAP measures. We propose to amend our future filings to include the required disclosures and reconciliations pursuant to Item 10(e) of Regulation S-K, as follows:

Debt Capitalization and Equity
For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments in total net debt. Total net debt including the present value of operating leases is considered a non-GAAP financial measure. The present value of operating leases is discounted using various interest rates ranging from 4 percent to 13 percent, which represents the Company’s incremental borrowing rate at the inception of the lease. Operating leases are the primary financing vehicles used to fund store expansion and therefore we believe that the inclusion of the present value of operating leases in total debt is useful to our investors, credit constituencies, and rating agencies. The following table sets forth the components of the Company’s capitalization, both with and without the present value of operating leases:

	2006	2005
	(in millions)
Long-term debt and obligations under capital lease	$234	$326
Present value of operating leases	2,069	1,934
Total debt including the present value of operating leases	2,303	2,260
Less:
Cash and cash equivalents	221	289
Short-term investments	249	298
Total net debt including the present value of operating leases	1,833	1,673
Shareholders’ equity	2,295	2,027
Total capitalization	$4,128	$3,700

Total net debt capitalization percent including the present value of operating leases	44.4%	45.2%
Total net debt capitalization percent	N/A	N/A

Contractual Obligations and Commitments, page 17

2.

Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations. For example, please disclose that the obligations do not include insurance, taxes, maintenance and other costs required by operating leases disclosed on page 45. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations.

May 24, 2007

Response
We agree with your comment. We would propose to include the following expanded disclosure in the Company’s Form 10-K for the year ending February 2, 2008 and all future annual filings:

“The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company’s leases require the payment of additional costs for real estate taxes, insurance, maintenance, and other costs. These costs have historically represented approximately 25 to 30 percent of the minimum rent amount. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are unknown.”

Note 15 Leases, page 44

3.	Reference is made to your disclosure of the present value of operating lease commitments on page 45. Please tell us why you believe that disclosure of this non-GAAP financial measure is permitted by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-K.

Response
The Company will no longer include the present value of operating lease commitments in footnotes to future filings as it is not a required disclosure for operating leases.

Note 23 Legal Proceedings, page 59

4.	Please tell us why you believe that the outcome of the legal proceedings would not have a material adverse effect on your financial position, liquidity or results of operations. Please also tell us why you have not disclosed the information required by paragraphs 9 and 10 of SFAS 5. In that regard, we assume that you disclose the legal proceedings because it is probable or there is at least a reasonable possibility that losses or additional losses exceeding amounts recognized may have been incurred. If so, please consider disclosing the nature of the loss contingencies in more detail and disclose estimates of possible losses or ranges of reasonably possible losses, or state such estimate cannot be made.

Response
Based upon the Company’s analysis of its legal proceedings, after having consulted with counsel, we do not believe that the outcome of legal proceedings would have a material adverse effect on our financial position, liquidity or results of operations.

We have not disclosed the information required by paragraphs 9 and 10 of SFAS 5 as the amounts involved are not material. We have disclosed additional information concerning legal proceedings as a matter of clarity for our investors, as we believe that investors in the retail industry are concerned with matters pertaining to both the existence of, and possible resolution of, actions arising under state wage and hour laws, whether or not they are considered material.

May 24, 2007

Given that the amounts are not material, we do not believe it to be appropriate to disclose the nature of any accruals we have made or to provide estimated ranges of possible outcomes. In future filings, we will revise our disclosure to make clear that the Company’s conclusion that the outcome of such proceedings would not have a material adverse effect on the Company’s consolidation financial position, liquidity, or results of operations, taken as a whole, applies to all legal matters.

Item 9A. Controls and Procedures, page 63

5.	You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in alerting them in a timely manner to all material information required to be disclosed in your report. Please revise to clarify, if true, that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures were effective.

Response
We agree with your comment. We would propose to include the following expanded disclosure in the Company’s Form 10-Q for the period ended May 5, 2007 and all future quarterly and annual filings:

“The Company’s management performed an evaluation under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and completed an evaluation as of May 5, 2007 of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective to ensure that information relating to the Company that is required to be disclosed in the reports that we file or submit is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.”

May 24, 2007

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses each of your comments. We believe that the changes required to comply with the comments are not significant and do not reflect material amounts. In addition we do not believe the inclusion of such changes would impact our shareholders and investors such that an amendment to the Form 10-K for the fiscal year ended February 3, 2007 would be necessary. We would propose to include the additional disclosures or make necessary revisions to future quarterly and annual filings as discussed in the individual responses above. The Company expects to file its Form 10-Q for the quarter ended May 5, 2007 during the week of June 11, 2007. If you have further questions or comments that would affect the filing of our Form 10-Q, we would appreciate your providing them at your earliest convenience.

Please contact me at 212 720-3896 for any questions regarding these responses.

Sincerely,
/s/ Giovanna Cipriano

Giovanna Cipriano
Vice President and
Chief Accounting Officer

cc:	Purdy Crawford,
Chairman of the Audit Committee of the Board of Directors

Matthew D. Serra,
Chairman of the Board,
President and Chief Executive Officer

Robert W. McHugh,
Senior Vice President and Chief Financial Officer